# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Connect Biopharma Holdings Ltd, CIK 0001835268
CUSIP: G23549101
Title of class of securities: Ordinary shares, par value US$0.000174 per share
Address of issuer's principal executive offices: 3580 Carmel Mountain Road, Suite 200, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-23-002284
Filed by CIK 0001664985

## Reporting persons
- Qiming Managing Directors Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 54,826; shared voting power 0; sole dispositive power 54,826; shared dispositive power 0; aggregate amount beneficially owned 54,826 (0.1% of the class)
  Comment: Note to Row (11): The percentage is calculated based upon an aggregate of 62,974,309 ordinary shares that were issued and outstanding as of July 31, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2026.
- Qiming Venture Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,766,600; shared voting power 0; sole dispositive power 1,766,600; shared dispositive power 0; aggregate amount beneficially owned 1,766,600 (2.8% of the class)
  Comment: Note to Row (11): The percentage is calculated based upon an aggregate of 62,974,309 ordinary shares that were issued and outstanding as of July 31, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2026.
- Qiming Corporate GP V, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,821,426; shared voting power 0; sole dispositive power 1,821,426; shared dispositive power 0; aggregate amount beneficially owned 1,821,426 (2.9% of the class)
  Comment: Note to Rows (5) (7) and (9): As of the date of this Schedule 13G filing, Qiming Corporate GP V, Ltd. is the general partner of Qiming Managing Directors Fund V, L.P. ("QMD V") and Qiming GP V, L.P. ("QGP V"). QGP V is the general partner of Qiming Venture Partners V, L.P. ("QVP V"). QMD V and QVP V hold 54,826 ordinary shares and 1,766,600 ordinary shares, respectively.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 62,974,309 ordinary shares that were issued and outstanding as of July 31, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2026.
- Qiming GP V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,766,600; shared voting power 0; sole dispositive power 1,766,600; shared dispositive power 0; aggregate amount beneficially owned 1,766,600 (2.8% of the class)
  Comment: Note to Row (11): The percentage is calculated based upon an aggregate of 62,974,309 ordinary shares that were issued and outstanding as of July 31, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2026.
- Qiming GP VII, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 935,064; shared voting power 0; sole dispositive power 935,064; shared dispositive power 0; aggregate amount beneficially owned 935,064 (1.5% of the class)
  Comment: Note to Rows (5) (7) and (9): As of the date of this Schedule 13G filing, Qiming GP VII, LLC is the general partner of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P., which hold 926,527 ordinary shares and 8,537 ordinary shares, respectively.
  
  Note to Row (11): The percentage is calculated based upon an aggregate of 62,974,309 ordinary shares that were issued and outstanding as of July 31, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2026.
- Qiming Venture Partners VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 926,527; shared voting power 0; sole dispositive power 926,527; shared dispositive power 0; aggregate amount beneficially owned 926,527 (1.5% of the class)
  Comment: Note to Row (11): The percentage is calculated based upon an aggregate of 62,974,309 ordinary shares that were issued and outstanding as of July 31, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2026.
- Qiming VII Strategic Investors Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 8,537; shared voting power 0; sole dispositive power 8,537; shared dispositive power 0; aggregate amount beneficially owned 8,537 (0% of the class)
  Comment: Note to Row (11): The percentage is calculated based upon an aggregate of 62,974,309 ordinary shares that were issued and outstanding as of July 31, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 12, 2026.

## Item 1. Issuer
Name of issuer: Connect Biopharma Holdings Ltd
Address of issuer's principal executive offices: 3580 Carmel Mountain Road, Suite 200, San Diego, CA, 92130.

## Item 2. Person Filing
Name of person filing:
Qiming Corporate GP V, Ltd.
Qiming Managing Directors Fund V, L.P.
Qiming GP V, L.P.
Qiming Venture Partners V, L.P.
Qiming GP VII, LLC
Qiming Venture Partners VII, L.P.
Qiming VII Strategic Investors Fund, L.P.
Address of principal business office or, if none, residence: The registered address of each of the Reporting Persons is PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands.
Citizenship: Cayman Islands

## Item 4. Ownership
Amount beneficially owned: The information set forth in Row (9) of the cover page for each of the Reporting Person is incorporated herein by reference.
Percent of class: The information set forth in Row (11) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to vote or to direct the vote: The information set forth in Row (5) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in Row (6) of the cover page for each of the Reporting Person is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in Row (7) of the cover page for each of the Reporting Person is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in Row (8) of the cover page for each of the Reporting Person is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit No. 99.1: Joint Filing Agreement, dated as of February 14, 2022 (incorporated by reference to Exhibit to the Reporting Persons' Schedule 13G filed with the SEC on February 14, 2022).

## Signatures
- Qiming Managing Directors Fund V, L.P.: /s/ Holan Lam, Holan Lam/Authorized Signatory on behalf of Qiming Corporate GP V, Ltd., it's General Partner (11/03/2026)
- Qiming Venture Partners V, L.P.: /s/ Holan Lam/, Holan Lam/Authorized Signatory on behalf of Qiming Corporate GP V, Ltd., General Partner of Qiming GP V, L.P, it's General Partner (11/03/2026)
- Qiming Corporate GP V, Ltd.: /s/ Holan Lam, Holan Lam/Authorized Signatory (11/03/2026)
- Qiming GP V, L.P.: /s/ Holan Lam, Holan Lam/Authorized Signatory on behalf of Qiming Corporate GP V, Ltd., it's General Partner (11/03/2026)
- Qiming GP VII, LLC: /s/ Holan Lam, Holan Lam/Authorized Signatory (11/03/2026)
- Qiming Venture Partners VII, L.P.: /s/ Holan Lam, Holan Lam/Authorized Signatory on behalf of Qiming GP VII, LLC, it's General Partner (11/03/2026)
- Qiming VII Strategic Investors Fund, L.P.: /s/ Holan Lam, Holan Lam/Authorized Signatory on behalf of Qiming GP VII, LLC, it's General Partner (11/03/2026)